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                                                                 EXHIBIT (d)(8)

                      CHILDREN'S INSURANCE BENEFIT RIDER
                              Term Life Insurance

AMERICAN GENERAL LIFE INSURANCE COMPANY has issued this rider as a part of the policy to which it is attached.

Benefits. We will pay the amount of the Sum Insured, as defined in this rider, to the appropriate beneficiary upon receipt of due proof that the death of an Insured Child occurred prior to the Expiry Date. Any amount paid under the terms of this rider will be in addition to any amount due under the policy.

If the Insured dies while this rider is in force (except as provided in the suicide provision), we will waive any premium for this rider falling due after the date of such death.

If any premium for the policy to which this rider is attached is waived due to the disability of the Insured, we will waive the corresponding premium for this rider.

Sum Insured Under This Rider. For each Insured Child under this rider, the Sum Insured will be the amount shown below multiplied by the number of units shown on page 3 of the policy.

         Age of Insured Child                                      Amount
         --------------------                                      ------
         Less than 15 days                                           None

         15 days to and including the 25th birthday                $1,000

         After the 25th birthday                                     None

Definitions. The term "Insured" as used in this rider will mean the Insured under the policy to which this rider is attached. The term "Insured Child" as used in this rider, will mean:

1. Any child, step-child or legally adopted child of the Insured, named in the application, who is age 15 days or more but is less than 19 years old on the date of the application;

2. Any child born to the Insured after the date of such application while this rider is in force;

3. Any child legally adopted by the Insured after the date of such application while this rider is in force.

Beneficiary. Unless the application or an endorsement on the policy specifies otherwise, any death benefits under this rider will be payable in one sum as follows:

1.  To the Insured, if living on the date of such death; otherwise

2.  To the Insured's spouse, if living on the date of such death; otherwise

3.  To the executors or administrators of such Insured Child.

Consideration. The consideration for this rider is the application for the policy and this rider and payment of the additional premium shown on page 3 of the policy. The premium for this rider will be deducted monthly from the cash value of the policy until this rider terminates.

Ownership and Control. During the lifetime of the Insured, the Owner of this rider will be the same as the Owner of the policy. If the Insured dies while this rider is in force, and no Owner survives the Insured, the Owner of this rider will be each surviving Insured Child with respect to each child's insurance then in force under this rider.

Termination. This rider will terminate on the earliest of the following:

1.  On the Expiry Date shown on page 3 of the policy;

2. When any monthly deduction for this rider or the policy to which this rider is attached is in default beyond the end of the grace period;

3.  Upon termination of the policy;

4. On the first monthly deduction date following receipt at the Home Office of the Owner's written request for termination of this rider.

Reinstatement. This rider may be reinstated if:

1.  This policy is being reinstated; and

2. Coverage under this rider terminated due to a monthly deduction being in default beyond the end of the grace period.

In addition to the reinstatement requirements for the basic policy, we must receive evidence satisfactory to us of the insurability of each child to be insured by this rider. If you elect to reinstate the policy without this rider, the policy must be returned to us for endorsement.

Misstatement of Age. If the age of any Insured Child has been misstated the Sum Insured will be determined according to the correct age. We will incur no liability if:

1. Such Insured Child would not have become an Insured Child if the age had been correctly stated; or

2. The insurance on the life of such Insured Child would have terminated earlier than the date of such child's death if the age had been correctly stated.

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Policy Provisions Applicable. This rider is subject to all the conditions and provisions of the policy to which it is attached except as provided herein.

Conversion Provision. Insurance in force under this rider may be converted without evidence of insurability to a new policy (without additional benefits) as provided below:

1. Date of Conversion. Insurance on each Insured Child may be converted on such child's 25th birthday or on the expiry date of this rider, if earlier.

2. New Policy. The Sum Insured under the new policy may be an amount equal to or less than five times the amount of insurance on such child under this rider. The Sum Insured under the new policy may not be less than $1,000.

The Date of Issue of the new policy will be the date of conversion. The New policy will be issued on any plan available under our published rules on the date of conversion except a term insurance plan. There will always be available at least one plan of insurance with a minimum amount of $1,000 to which conversion will be permitted. The premium on the new policy will be based on our rate in use at the Insured Child's attained age nearest birthday on the date of conversion. The new policy will be issued for the same classification of risk and subject to the same limitations of risk as the insurance under this rider being converted.

On and after the effective date of the new policy, we will incur no liability under this rider with respect to the insurance converted.

3. Request For Conversion. Any request for conversion must be submitted to our Home Office on or before the date insurance under this rider is scheduled to terminate. The conversion request must be in writing in a form acceptable to us. The first premium for the new policy must accompany the request.

Suicide. If the Insured dies by suicide within 2 years from the Date of Issue of this rider, this rider will terminate automatically. In such an event, the Company's liability under this rider will be limited to the premiums paid for this rider.

Incontestability. We cannot contest this rider after it has been in force for 2 years from its Date of Issue. This provision will not apply to nonpayment of premiums.

The Date of Issue of this rider is the Date of Issue of the policy unless a later date is shown here.

                                                     MATTHEW E. WINTER

                                                         President

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